Stirling Acquisition Corporation
914 Curlew Road, Suite 403
Dunedin, Florida 34698

October 4, 2007

VIA FACSIMILE: (202) 772-9206

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:  Ms. Susann Reilly, Esq.

Re:	Registration Statement on Form S-1 (No. 333-142921) of Stirling Acquisition Corporation

Ladies and Gentlemen:

On behalf of Stirling Acquisition Corporation (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on Friday, October 5, 2007, or as soon thereafter as practicable. As requested by the staff in its letter of September 24, 2007, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

Stirling Acquisition Corporation

By: /s/ John L. Petersen
Name: John L. Petersen
Title:  Treasurer and Chief Financial Officer